March 31, 2010

Linda Stirling

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Dunham Funds:  File Nos. 333-147999 and 811-22153

Dear Ms. Stirling:

On February 5, 2010, Dunham Funds (the "Trust'), on behalf of Dunham Loss Averse Growth Fund ("Fund"), a series of the Trust, filed a Registration Statement on Form N-1A.  The Trust received written comments from you on March 22, 2010.  Changes made in response your comments are discussed below.  For your convenience, I have summarized your comments.

1.

Comment:  In the letter responding to these comments, please include the legend required by Rule 498(b)(1)(v) that will be used in the summary prospectus.

Response:  The following legend will be added to the summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. The Fund’s prospectus and Statement of Additional Information, both dated April __, 2010, are incorporated by reference into this Summary Prospectus. You can obtain these documents and other information about the Fund online at www.dunham.com/prospectus/lossaversegrowth.aspx. You can also obtain these documents at no cost by completing a document request form on our web-site, www.dunham.com  or by calling (toll free) (888) 338-6426 or by sending an email request to fundinfo@dunham.com, or ask any financial advisor, bank or broker-dealer that offers shares of the Fund.

2.

Comment:  The investment objective of the Fund states that the Fund seeks to provide capital appreciation, with capital preservation during market downturns as a secondary goal.  Please clarify in the Principal Investment Strategies section on page 5 of the prospectus that capital preservation is a technique used during a market downturn.

Response.  The second sentence in the first paragraph of the Principal Investment Strategies section on page 5 has been revised as follows:

“The sub-adviser seeks to achieve the capital preservation portion of the Fund’s investment objective during down markets by using risk management techniques including (1) stop-loss limits (a form of automatic sell decision based upon a set drop in a security's price), (2) security price targets, (3) allocation to cash equivalents and (4) hedging portfolio-level price risk with inverse ETFs (funds that are designed to rise in price when stock prices are falling).”

3.

Comment:  The second sentence of the second paragraph of the Principal Investment Strategies section on page 5 of the prospectus discusses how the sub-adviser defines “growth” securities.  However, the first sentence of that section seems to imply that the Fund invests in “value” stocks.  Please clarify.

Response.  The Fund follows a “growth,” not “value” investment strategy.  The use of the term “undervalued” in the first sentence was not meant to imply that the Fund invests in securities with low price-to-earning multiples or that have low price-to-book ratios.  Therefore, the first sentence has been revised as follows:

“The sub-adviser seeks to find what is believes are attractively priced and unrecognized growth opportunities and to invest before that growth is reflected in the price of the securities.”

4.

Comment:  The ETF Risk disclosure on page 5 of the prospectus states that ETFs are subject to specific risks, “depending on the nature of the fund.”  Please disclose the risks associated with the types of ETFs in which the Fund invests.

Response.  The ETF Risk disclosure has been revised as follows:

“…ETFs are subject to specific risks, depending on the nature of the fund.  For instance, ETFs investing in common stocks are subject to the risk that the value of the securities they hold can fall in response to developments affecting the company issuing the stock or in response to changing economic conditions.  When the value of ETFs held by the Fund declines, the value of your investment in the Fund declines.”

5.

Comment:  Because the Fund is new and has no performance, please delete the last two sentences in the Performance section of the prospectus on page 6.

Response.  The last two sentences have been deleted.

6.

Comment:  Under Purchase and Sales of Fund Shares, consider using a table to summarize the minimum investment information.  Also, delete the last sentence of the first paragraph which states "In general, minimum initial investment requirements may be waived by the adviser."

Response.  The Registrant has considered using a table style of presentation, but did not feel that it was sufficiently helpful to warrant a change.  The requested deletion has been made.

7.

Comment:  In the disclosure on page 10 under “Fulcrum Fees, Generally”, please disclose the name of the benchmark that is used to determine the performance fee.

Response.  The performance fee is derived by comparing net fund performance to the IQ Hedge Long/Short Beta Index.  Accordingly, the first sentence in the second paragraph under “The Fulcrum Fee Calculation Methodology for the Dunham Funds Sub-Advisers” has been revised as follows:

“Each Fund’s fulcrum fee will be calculated using an annual base sub-advisory fee of a specified amount of the average daily net assets of the Fund (the “Base Fee”), adjusted by the Fund’s performance over a rolling twelve-month period (or, during the first twelve months, as described above), relative to the IQ Hedge Long/Short Beta Index, the Fund’s benchmark (the “Performance Fee”).”

8.

Comment:  The sub-adviser must reimburse the Fund the amount of the Negative Fulcrum Fee with the same frequency with which the sub-adviser is paid the Fulcrum Fee, i.e, monthly.  Please revise the disclosure accordingly.

Response:  The disclosure has been revised as requested.

9.

Comment:  The prospectus discloses the prior performance of separate accounts managed by Mr. Pecoraro, one of the three named portfolio managers.  Please explain how prior performance generated by Mr. Pecoraro is relevant to a fund managed equally by three portfolio managers.

Response:  The disclosure in the prospectus regarding Mr. Pecoraro’s management of separate accounts invested in the Loss Averse Growth Strategy inadvertently implies that Mr. Pecoraro is primarily responsible for the performance of client accounts allocated to that strategy.  In fact, Mr. Pecoraro is one of several portfolio managers employed by the Sub-Adviser responsible for managing accounts invested in the Loss Averse Growth Strategy.  As a result, no single individual is responsible for the performance of accounts invested in the strategy.  The prospectus disclosure will be amended to clearly state the performance of accounts allocated to the strategy is attributable to the Sub-Adviser in general and not to any particular portfolio manager.

10.

Comment:  The prior performance reference in Comment 9 shows the growth of a $1,000 investment.  Please delete and replace with a table showing average annual total returns for 1, 5 and 10-year periods.

Response:  The Sub-Adviser would prefer not to delete the non-standard performance information.  Therefore, a table showing average annual total returns for 1, 5 and 10-year periods will be added in addition to the table showing the growth of a $1,000 investment.

11.

Comment:  Describe with specificity the policies adopted by the Board of Trustees to curtain frequent or excessive trading.

Response:  The disclosure has been revised as follows:

“The Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders and discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements. Market timing may disrupt portfolio management strategies and hurt Fund performance. Such practices may dilute the value of Fund shares, interfere with the efficient management of a Fund’s investments and increase brokerage and administrative costs.  The Fund may reject purchase orders or temporarily or permanently revoke exchange privileges if there is reason to believe that an investor is engaging in market timing activities.

An investor’s exchange privilege or right to purchase additional shares may be revoked if the redemption or exchange activity is considered excessive.  Redemption and exchange activity is considered excessive if a substantive exchange or redemption occurs within 7 calendar days of purchase. The Fund may accept redemptions and exchanges in excess of the above guidelines if it believes that granting such exceptions is in the best interest of the Fund and the redemption or exchange is not part of a market timing strategy.”

12.

Comment:  Please provide a statement in response to the generic “Tandy” letter.

Response:  The Trust hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, its does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible